ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
1401 H St. NW
Washington, DC 20005
DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

NOTE: THIS IS A CLAIMS MADE POLICY. PLEASE READ IT CAREFULLY.

ITEM 1. Named Insured Company: Policy Number
Siren ETF Trust   **201096122D**

Principal Office: Mailing Address:
  SRN Advisors, LLC   SRN Advisors, LLC
  2600 Philmont Avenue, Suite 215   2600 Philmont Avenue, Suite 215
  Huntingdon Valley, PA 19006   Huntingdon Valley, PA 19006

ITEM 2. Policy Period:
        From: _____ June 26, 2022 _____ To: _____ June 26, 2023 _____
                     (Month, Day, Year)   (Month, Day, Year)
        (Both dates at 12:01 a.m. standard time at the Principal Office stated in Item 1.)

ITEM 3. Limit of Liability (Inclusive of Costs of Defense):

        $1,000,000   Aggregate Limit of Liability for the Policy Period

ITEM 4. Deductibles Applicable to Insuring Agreements:

$0	Each Director or Officer each Claim, but in no event exceeding
$0	Each Claim all Directors and Officers under Insuring Agreement, Section I.A
$250,000	Each Claim under Company Reimbursement Insuring Agreement, Section I.B
$250,000	Each Claim under Errors and Omissions Insuring Agreement, Section II.A
$250,000	Each Unrealized Liability under Errors and Omissions Insuring Agreement, Section II.B

ITEM 5. Retroactive Date: March 26, 2020

ITEM 6. Endorsements:
        This policy is subject to the terms of the following endorsements attached hereto and incorporated herein by reference at the effective date of this policy and to all other endorsements attached hereto after the effective date of the policy.

        Endorsements: 1-2-3-4-5-6-7-8-9-10-11-12-13-14-15

ITEM 7. Notices to ICI Mutual:

All notices under Section VIII of this policy (and related correspondence) shall be addressed to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

All other notices under this policy (and related correspondence) shall be addressed to Manager, Underwriting Department, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington DC 20005, with an electronic copy to UnderwritingSupport@icimutual.com.

The Declarations, along with the completed and signed Application, including attachments, and the Directors and Officers/Errors and Omissions Policy, shall constitute the contract between the Directors and Officers, the Company, and ICI Mutual.


ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group


Date   July 6   , 2022   By: _____

                                                      Authorized Representative

Date   July 6   , 2022   By: _____

                                                      Authorized Representative

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

This is a "claims-made" policy and the coverage it provides applies only to Claims first made and Unrealized Liabilities first discovered during the Policy Period while this policy is in force. No coverage exists for Claims first made or Unrealized Liabilities first discovered after the end of the Policy Period, which may be deemed to include the discovery period provided for in Section IV.

In consideration of the payment of the premium and in reliance upon all statements made and information furnished to the ICI Mutual Insurance Company, a Risk Retention Group (hereinafter called the "Insurer"), including the statements made in the Application, the Insurer agrees, subject to all of the terms, conditions, and limitations of this policy:

SECTION I. DIRECTORS AND OFFICERS LIABILITY INSURING AGREEMENTS

A. With the Directors and Officers of the Company that if, during the Policy Period, any Claim or Claims are made against the Directors and Officers, individually or collectively, for a Wrongful Act, the Insurer will pay, on behalf of the Directors and Officers or any of them, all Non-Indemnifiable Loss resulting therefrom in excess of the applicable Deductible amount.

B. With the Company, that if, during the Policy Period, any Claim or Claims are made against the Directors and Officers, individually or collectively, for a Wrongful Act, the Insurer will pay, on behalf of the Company, all Indemnifiable Loss resulting therefrom in excess of the applicable Deductible amount.

SECTION II. ERRORS AND OMISSIONS LIABILITY INSURING AGREEMENTS

A. With the Company, that the Insurer will pay, on behalf of the Company, all Loss in excess of the applicable Deductible amount resulting from any Claim or Claims first made against the Company during the Policy Period for a Wrongful Act.

B. With the Company, that the Insurer will pay, on behalf of the Company, all Costs of Correction in excess of the applicable Deductible amount, incurred by the Company pursuant to the Insurer's prior oral or written consent to correct any Unrealized Liability first discovered during the Policy Period.

SECTION III. DEFINITIONS

A. "Action" means any lawsuit, arbitration, or other proceeding before any governmental body or Self-Regulatory Organization or arbitrator(s) or court which is legally authorized to render an enforceable judgment or order for money damages or other relief against the Director, Officer or Company and shall include any appeal from such proceeding.

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B.   "Application" shall mean the application for coverage under this policy submitted by or on behalf of the Company, including all amendments thereto.

C.   "Claim" shall mean any Action initiated against, or any Formal or Informal Regulatory Investigation involving, a Director or Officer or the Company.

D.   "Company" shall mean each entity named in Item 1 of the Declarations, but a Company shall not include any Subsidiary or any general partner of such Company if it is constituted as a partnership, if such Subsidiary or general partner is not named in Item 1 of the Declarations, whether or not such Subsidiary or general partner is expressly identified in the Application.

E.   "Costs of Correction" shall mean the following amounts where reasonably and necessarily incurred to correct any Unrealized Liability:

(1)   direct compensatory payments by the Company to "recipients of the Company's services" or to "shareholders of any Fund Company" (as referenced in Section III.BB), and

(2)   direct costs or expenses incurred by the Company solely to calculate and deliver the amount of such compensatory payments, but not including salaries, wages, overhead, or benefit expenses associated with Directors, Officers or employees of the Company.

F.   "Costs of Defense" shall mean reasonable and necessary legal or expert fees and expenses incurred in the defense of any Claim and cost of any attachment, appeal or similar bond; provided, however, Costs of Defense shall not include salaries, wages, overhead, or benefit expenses associated with Directors, Officers or employees of the Company.

G.   "Directors and Officers" shall mean, respectively, all persons who were, now are, or shall be duly elected or appointed directors (within the meaning of Section 2(a)(12) of the Investment Company Act of 1940) or officers of the Company, including:

(1)   their estates, heirs, legal representatives or assigns in the event of their death, incapacity or bankruptcy, and

(2)   their lawful spouses or domestic partners, regardless of whether such spousal or domestic partner status is derived by reason of the statutory law, common law or otherwise of any applicable jurisdiction, provided, however, that such coverage shall extend only to a Claim (including a Claim seeking damages recoverable from marital community property, property jointly held by the director or officer and the lawful spouse or domestic partner, or property transferred from the director or officer to the lawful spouse or domestic partner) made against such a lawful spouse or domestic partner, in his or her capacity as spouse or domestic partner, for the Wrongful Acts of the director or officer, and not to a Claim made against such lawful spouse or domestic partner for his or her own actual or alleged Wrongful Acts.

H.   "Executive Officer" shall mean an Officer serving as the chief executive officer, chief legal officer (or general counsel), chief financial officer, chief investment officer, chief compliance officer, chief risk officer, or a functional equivalent position of a Company.

I.   "Formal or Informal Regulatory Investigation" shall mean any investigation initiated by any governmental body or Self-Regulatory Organization, regardless of whether such investigation is deemed "formal" or "informal" or is commenced by the filing of a notice of charges, entry of a formal order of investigation, Wells Notice or similar document, but a Formal or Informal Regulatory

Investigation shall not include any routine regulatory examination or inspection or any routine regulatory review or informational inquiry.

J.   "Fund Company" shall mean a Company that is an Investment Company.

K.   "Indemnifiable Loss" shall mean Loss that is not Non-Indemnifiable Loss.

L.   "Independent Director" shall mean any Director of a Fund Company who is not an "interested person" of such Fund Company within the meaning of Section 2(a)(19) of the Investment Company Act of 1940.

M.   "Insured" shall mean Directors, Officers, the Company, and persons for whose Negligent Acts, Errors or Omissions the Company is legally responsible (including employees acting within the scope of their employment).

N.   "Interrelated Wrongful Acts" shall mean Wrongful Acts which have as a common nexus any fact, circumstance, situation, event, transaction or series of facts, circumstances, situations, events or transactions.

O.   "Investment Advisory Services" shall mean (1) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing *only* statistical and other factual information (such as economic factors and trends); and (2) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (1) above.

P.   "Investment Company" or "Fund" shall mean an investment company registered under the Investment Company Act of 1940.

Q.   "Loss" shall mean (1) any amount which the Directors, Officers or Company are legally obligated to pay for a Claim or Claims made against the Directors and Officers or the Company for Wrongful Acts (subject to the terms, conditions, and limitations of Sections I and II) and shall include damages, judgments, and settlements consented to by the Insurer, and (2) Costs of Defense for such a Claim or Claims; provided, however, that Loss shall not include (a) fines or penalties, or (b) matters (other than a Prospectus Liability Claim) which may be deemed uninsurable under the law pursuant to which this policy shall be construed, or (c) taxes, or (d) any amount which constitutes disgorgement, or (e) any costs or expenses incurred to comply with any order, judgment, or award of (or agreement to provide) injunctive or other equitable relief.

R.   "Negligent Act, Error or Omission" for purposes of Section II, the Errors and Omissions Liability insurance part of this policy, shall mean any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or other negligent act, including without limitation and more particularly any such act, error or omission:

   (1)   Registration and Sale of Shares

      in the preparation or filing of or failure to file or amend, by or on behalf of any Fund Company, any registration statement, preliminary prospectus, prospectus, proxy statement, report or other document required to be filed with the Securities and Exchange Commission, any state securities commission or any other government agency or Self-Regulatory Organization, or in the dissemination of any material which forms part of the foregoing filings, or in any advertisement or other written promotional material issued by any business entity in respect of such a Fund

Company, and/or in the selling or offering for sale of shares or securities of such a Fund Company;

(2)   *Investment Advisory Services*

in providing Investment Advisory Services to any Fund Company; or in the dissemination of any advertising material or of any written disclosure statement required by the rules or regulations of the Securities and Exchange Commission, state securities commission, or any other governmental agency or any Self-Regulatory Organization to be furnished to shareholders of any such Fund Company;

(3)   *Transfer Services*

in the issue, transfer, countersignature, validation, registration, delivery, exchange, cancellation, payment or purchase for redemption, repurchase, retirement or cancellation, of shares or other securities issued by any Fund Company, whether in certificate form or in non-certificate form, or in the payment or failure to pay any dividends as may be declared or interest as may be due to be paid on such shares or securities;

(4)   *Administrative Services*

in the performance of corporate or business administrative services by or on behalf of any Fund Company;

(5)   *Custodial Services*

in the performance of custodial services for the safekeeping and custody of securities or other property by or on behalf of the Company.

S.   "Non-Fund" shall mean any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

T.   "Non-Fund Company" shall mean any Company that is a Non-Fund.

U.   "Non-Fund Company Affiliate" shall mean any Non-Fund that, directly or indirectly, controls, is controlled by, or is under common control with a Non-Fund Company.

V.   "Non-Indemnifiable Loss" shall mean:

(1)   Loss for which the Company is not legally permitted to indemnify the Directors and Officers (including Costs of Defense that the Company is not legally permitted to advance), or

(2)   Loss which the Company is legally permitted to pay as indemnification (or as an advancement) but does not actually pay due to the financial incapability of such Company following its bankruptcy or receivership or, if such Company is a Fund Company, its liquidation.

W.   "Policy Period" shall mean the period from the effective date of this policy to the policy expiration date stated in Item 2 of the Declarations, or its earlier termination, if any. If the extension for the discovery period referred to in Section IV is purchased, such discovery period shall be part of and not in addition to the last Policy Period.

X.   "Prospectus Liability Claim" shall mean a lawsuit (including any appeal therefrom) for actual or alleged violation of sections 11, 12, or 15 of the Securities Act of 1933, as amended, that is initiated by a shareholder of a Fund Company.

Y. "Retroactive Date" shall mean the date set forth at Item 5 of the Declarations.

Z. "Self-Regulatory Organization" shall mean any association of investment advisers or securities dealers registered under the federal securities laws or any national securities exchange registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

AA. "Subsidiary" shall mean any entity more than 50% of whose outstanding securities representing the right to vote for the election of directors are owned, directly or indirectly, by the Company and/or one or more of its Subsidiaries.

BB. "Unrealized Liability" shall mean any situation which arises from a Wrongful Act committed, in the ordinary course of the Company's operations, by the Company or by persons for whose Wrongful Acts the Company is legally responsible, which situation, if not corrected, would automatically have resulted in legal liability on the part of the Company to any recipients of the Company's services as designated in Section V.Q (or in any endorsement amending such Section) or to shareholders of any Fund Company; provided that if a Claim for such Wrongful Act had been made against the Company as of the date the situation was corrected, such Claim would have resulted in Loss (other than Costs of Defense) payable by the Company and not otherwise excluded under this Policy.

CC. "Wrongful Act" shall mean:

(1) For purposes of Section I, any actual or alleged error, misstatement, misleading statement, negligent act or omission, or neglect or breach of duty by the Directors or Officers in the discharge of their duties solely in their capacity as Directors or Officers of the Company, individually or collectively, or any matter claimed against them solely by reason of their being Directors or Officers of the Company; and

(2) For purposes of Section II, any Negligent Act, Error or Omission committed or alleged to have been committed by the Company or by persons for whose Negligent Acts, Errors or Omissions the Company is legally responsible (including employees acting within the scope of their employment).

In a Claim that is a Formal or Informal Regulatory Investigation, "Wrongful Act" shall also include any conduct that the governmental body or Self-Regulatory Organization in such Claim may allege, suggest or imply is a violation or possible violation of law or regulation by a Director, Officer, or the Company.

SECTION IV. DISCOVERY PERIOD

A. If the Insurer shall cancel or refuse to renew this policy for any reason other than non-payment of premium or non-compliance with the terms and conditions of this policy, then the Company shall have the right upon payment of one hundred and twenty-five percent (125%) of the annual premium to an extension of the coverage granted by this policy with respect to any Claim first made against the Company or the Directors or Officers, or any Unrealized Liability first discovered by the Company, during the period of twelve calendar months after the date of such cancellation or refusal to renew, but only with respect to any Wrongful Act committed before the date of such cancellation or non-renewal. A written request for this extension together with payment of the appropriate premium must be made within ten days after the effective date of cancellation or non-renewal of this policy.

B. A renewal quotation by the Insurer incorporating different terms, conditions, and/or premium costs with respect to the coverage afforded by this policy shall not be deemed to constitute a cancellation or refusal to renew by the Insurer for the purpose of determining the right to purchase the discovery period.

C. The fact that this policy may be extended by virtue of the discovery period shall not in any way increase the Limit of Liability stated in Item 3 of the Declarations. For purposes of the Limit of Liability, the discovery period is considered to be part of and not in addition to the last Policy Period.

D. The discovery period shall only apply to Claims first made against the Directors, Officers or Company, and to Unrealized Liabilities first discovered by the Company, during said discovery period.

SECTION V. EXCLUSIONS

The Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against any Insured:

A. Arising out of or in any way involving:

(1) the Insureds actually gaining any profit or advantage to which they were not legally entitled, except that this subpart (1) *shall not* apply to a Claim described in subparts (2) or (3); or

(2) (a) the adoption, implementation or termination of a plan by the Company pursuant to Rule 12b-1 under the Investment Company Act of 1940 (including any violations of law relating to such plan), or (b) the payment by an Investment Company to any "affiliated person" (within the meaning of Section 2(a)(3) of the Investment Company Act of 1940) or the principal underwriter of such Investment Company of management, investment advisory, administrative, distribution, or other fees for services (including any violations of law relating to such fees), except that this subpart (2) shall not apply to

   (i) Costs of Defense with respect to such Claim, or

   (ii) Loss (including Costs of Defense) with respect to such Claim incurred by any Fund Company or by any Independent Director; or

(3) the recovery or attempted recovery from a Company, whether by any trustee in bankruptcy or debtor in possession or otherwise, of any amount that is or is alleged to be a fraudulent conveyance, preferential transfer, fraudulent transfer, or similar conveyance or transfer, except that this subpart (3) shall not apply to

   (i) Loss (including Costs of Defense) with respect to such Claim incurred by any Independent Director;

provided, however, that this Section V.A shall not apply to a Prospectus Liability Claim.

B. For return of any remuneration paid any Insured if such payment shall have been held by the courts to be in violation of the law;

C. For an accounting of profits in fact made from the purchase and sale or sale and purchase by the Directors or Officers of securities of the Company within the meaning of Section 16 (b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any state law;

D. Arising out of or in any way involving the actual fraudulent or dishonest or criminal act of, or the intentional violation of law by, any Insured, provided, however, that this Section V.D shall not apply unless a final and non-appealable adjudication in any underlying proceeding establishes that such conduct occurred;

E. Arising out of or in any way involving actual or alleged:

(1) assault, battery, loss of consortium, or wrongful termination; or

(2) invasion of privacy, wrongful entry, eviction, false arrest, false imprisonment, malicious prosecution, defamation of character, libel or slander; or

(3) discrimination based upon race, religion, nationality, national origin, creed, color, sexual orientation or preference, gender, pregnancy, disability or age; or

(4) bodily injury, sickness, disease or death of any person, emotional distress, mental anguish, or loss of or damage to any tangible property or any documents representing shares or securities (including the loss of use of any of the foregoing), unless caused by the provision of services described in Section V.Q;

F. Arising out of or in any way involving the purchase or sale of securities on behalf of any employee benefit plan, if (1) such purchase or sale was requested or directed by the plan sponsor and (2) the Insured knew or reasonably could have known that such purchase or sale was not in the best interest of the plan's participants and beneficiaries. The approval of such sponsor of a purchase or sale recommended by an Insured shall not itself be deemed such a request or direction hereunder;

G. Arising out of or in any way involving any actual or alleged Wrongful Act in the discharge of duties as directors, trustees or officers of any entity other than the Company, even if directed or requested by the Company to serve as a director, trustee or officer of such other entity, except where this policy has been specifically endorsed providing such extension of coverage;

H. Made by or at the behest of one Insured against another; however, this exclusion shall not apply to (1) any Claim made derivatively by the shareholders of the Company in the name of and for the benefit of such Company, or (2) any Claim made by one Insured against another if, in the opinion of an independent counsel selected jointly by the Insured and the Insurer, failure to make such Claim would result in liability upon such Insured for such failure, or (3) any Claim by one Insured against another for contribution or indemnity where such Claim results directly from a Claim otherwise covered under this policy;

I. Arising out of or in any way involving any actual or alleged failure to obtain or maintain, or the unavailability of, any policy of insurance, guarantee, or other insurance equivalent;

J. Arising out of or in any way involving any Wrongful Acts committed prior to the Policy Period if any Insured at the Retroactive Date of this policy knew or could have reasonably foreseen that such Wrongful Acts were or might be the basis of a Claim;

K. Arising out of the inability of any bank, banking firm or broker or dealer in securities or commodities to make any payment or settle or effect any transaction of any kind, if the selection of any such bank, banking firm or broker or dealer by any Insured was based in whole or in part on a factor other than investment judgment;

L. Arising out of or in any way involving activities of an Insured as a mortgage broker or as a "broker" or "dealer" in securities, other than securities issued by a Fund Company. "Broker" and "dealer" shall have the same meanings as in Sections 3(a)(4) and 3(a)(5), respectively, of the Securities Exchange Act

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of 1934; provided, however, that a broker or dealer may include a "bank" as defined in Section 3(a)(6) of such Act;

M. For actual or alleged liability under

    (1) any agreement to which the Company is a party, except that this Section M.(1) shall not apply to (i) a Claim for a Wrongful Act in the provision of services by the Company under any written agreement between the Company and another Company, or (ii) any Claim by a shareholder of a Fund Company, or (iii) Loss which would attach to the Company under Section II.A, the Errors and Omissions Liability Insuring Agreement, in the absence of such agreement; or

    (2) any provision of any agreement under which the Company indemnifies any party to such agreement for acts or omissions other than those of such Company, or otherwise assumes the liability of any party;

N. Where such Loss is insured by another valid policy or policies, except with respect to any excess beyond the amount or amounts of coverage under such other policy or policies;

O. Arising out of or in any way involving or attributable to any loss for which coverage is provided or was available to be provided under any other insurance policy or bond issued or offered by the Insurer (including any subsidiary thereof), regardless of the deductible amounts or limit of liability applicable to such other policy or bond;

P. Arising out of or in any way involving any actual or alleged oral statement or representation made in connection with the offer or sale of securities issued by an Investment Company to any person, other than an "accredited investor" (as defined in Rule 501(a) of Regulation D under the Securities Act of 1933) which is not an individual; provided, that the foregoing exclusion shall not apply with respect to any actual or alleged oral statement or representation made in connection with the offer or sale of securities issued by a Fund Company by a person (1) who is an employee of that Fund or of its investment adviser, principal underwriter or affiliated transfer agent, and (2) who does not receive any commission or other performance-based compensation on such sale;

Q. Arising out of or in any way involving any actual or alleged Wrongful Act committed by (1) a Non-Fund Company, or (2) a Director or Officer of a Non-Fund Company, or (3) a person for whose Negligent Acts, Errors, or Omissions a Non-Fund Company is legally responsible, *unless* such Wrongful Act was committed with respect to the provision of (a) services by a Non-Fund Company to a Fund Company, or to shareholders of such Fund Company in connection with the issuance, transfer, or redemption of their Fund Company shares, or (b) Investment Advisory Services by a Non-Fund Company to an investment advisory client of such Non-Fund Company (if coverage for such services is extended pursuant to endorsement to this policy); and in each case only to the extent such Loss is otherwise covered by this policy;

R. Arising out of or in any way involving the inconvertibility of currency or the nationalization, confiscation, deprivation or expropriation by any country and/or territory of any property or property rights, except for Costs of Defense with respect to such Claim; or

S. Arising out of or in any way involving (1) the registration, selling, or offering of securities issued by any Non-Fund Company or Non-Fund Company Affiliate, or (2) any filings with any governmental body or Self-Regulatory Organization in respect of any Non-Fund Company or Non-Fund Company Affiliate, or (3) promotional materials in respect of any Non-Fund Company or Non-Fund Company Affiliate (other than, in the case of subparts (2) and (3) only, filings or promotional materials in respect of such services by a Non-Fund Company as are described in Section V.Q or any endorsement amending such section).

For the purpose of determining the applicability of the exclusions herein enumerated, (1) a Wrongful Act of any person who is not an Executive Officer of a Company shall not be imputed to any Company, and (2) a Wrongful Act of any Company or Director or Officer or other person shall not be imputed to any other Directors or Officers of any Company.

SECTION VI. LIMITS OF LIABILITY

A.   Subject to the terms, conditions and limitations of this policy, the Insurer shall be liable to pay one hundred percent (100%) of Loss or Costs of Correction in excess of the applicable Deductible amount stated in Item 4 of the Declarations, up to the Limit of Liability stated in Item 3 of the Declarations.

B.   Claims or Unrealized Liabilities arising out of the same Wrongful Act or fact, circumstance or situation thereof or any Interrelated Wrongful Act or fact, circumstance or situation thereof or one or more series of any similar repeated or continuous Wrongful Acts of one or more of the Insureds, shall be considered a single Claim or single Unrealized Liability and only one Deductible and Limit of Liability shall be applicable to such single Claim or single Unrealized Liability; provided, however, that each such single Claim or single Unrealized Liability shall be deemed to fall within the Policy Period in which the earliest Claim or Unrealized Liability arising out of such Wrongful Act or fact, circumstance or situation thereof or one or more series of any similar, repeated or continuous Wrongful Acts is first made or within the Policy Period in which notice pursuant to Section VIII is given, whichever occurs first. A single Claim may include one or more Unrealized Liabilities, and a single Unrealized Liability may include one or more Claims.

C.   One Deductible amount shall apply to each and every Claim and Unrealized Liability. In the event a single Claim is covered under more than one Insuring Agreement, the Deductible stated in Item 4 of the Declarations shall be applied separately to the part of the Claim covered by each Insuring Agreement and the sum of the Deductible which so applies shall constitute the Deductible for each single Claim; provided, however, the total Deductible that is finally determined shall in no event exceed the largest of the applicable Deductibles.

D.   Costs of Defense shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations, and such Costs of Defense shall reduce the Limit of Liability stated in Item 3 of the Declarations and shall also be applied against the Deductible.

E.   Subject to the foregoing, the Insurer's liability for all Loss, including Costs of Defense and Costs of Correction, shall be the amount shown in Item 3 of the Declarations and shall be the maximum aggregate Limit of Liability of the Insurer in the Policy Period for all Claims made against the Directors and Officers and Company and all Unrealized Liabilities of the Company regardless of the time of payment by the Insurer. In no event shall the Insurer be liable for payment of any amounts in excess of such Limit of Liability.

SECTION VII. COSTS OF DEFENSE, COSTS OF CORRECTION AND SETTLEMENTS

A.   No Costs of Defense or Costs of Correction shall be incurred or liability admitted or settlements made without the Insurer's consent, which consent shall not be unreasonably withheld. If such consent is given, the Insurer shall pay such Costs of Defense or Costs of Correction or settlements, subject to the Limit of Liability, the Deductible amount, any rights reserved and the other terms, conditions and limitations hereof; provided, that the Insurer shall have no obligation to pay such Costs of Defense until after the final disposition of the Claim(s) relating thereto, except pursuant to subsection C below.

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B. It shall be the duty of the Company, the Directors and Officers, and not the duty of the Insurer, to defend Claims. The Company, Directors and Officers shall only retain counsel mutually agreed upon by the Directors or Officers or Company and the Insurer, and shall not be required to contest a Claim except upon the advice of such counsel.

C. The Insurer, upon request, shall advance Costs of Defense on behalf of the Directors or Officers or Company or any of them which they have incurred in connection with Claims made against them prior to the disposition of such Claims, provided that

(1) such Directors or Officers or the Company give a written undertaking satisfactory to the Insurer that in the event it is finally established that the Insurer has no liability hereunder, such Directors and Officers or the Company agree to repay the Insurer upon demand all Costs of Defense so advanced; and

(2) the Insurer shall have no obligation to advance Costs of Defense hereunder if it has reasonable grounds to believe that it will not ultimately have liability hereunder for Loss resulting from such Claims.

D. The Insurer shall at all times have the right, but not the duty, to associate with any Insured in the investigation, defense or settlement of any Claim or Unrealized Liability to which this policy may apply, and in that connection the Insured shall provide the Insurer with such information, assistance and cooperation as the Insurer may reasonably request.

E. In an effort to maximize the coverage afforded under this policy, each Insured and counsel for such Insured will cooperate with each and every other Insured and counsel for such other Insured to the fullest extent compatible with the interest of each Insured. Each Insured and counsel for such Insured, moreover, will avoid where possible unnecessary or duplicative court filings, and except where the individual interests require otherwise, cooperate fully with the designated counsel for the Insurer who will coordinate defense tactics and strategy to avoid unnecessary cost, charges, and expenses.

SECTION VIII. NOTICE OF CLAIMS AND UNREALIZED LIABILITIES

A. If during the Policy Period the Company or the Directors or Officers shall:

(1) receive written or oral notice from any party that it is the intention of such party to hold the Insureds or any of them responsible for any Wrongful Act; or

(2) become aware of any occurrence which may subsequently give rise to a Claim being made against the Insureds or any of them for a Wrongful Act,

and shall during such period give written notice thereof to the Insurer as soon as practicable and prior to the date of termination of this policy, then any Claim which may subsequently be made against the Insureds arising out of such Wrongful Act shall for the purpose of this policy be treated as a Claim made during the Policy Period in which such notice was given.

B. The Company or the Directors or Officers shall, as a condition precedent to their rights under this policy, give to the Insurer notice in writing, as soon as practicable, of any Claims made and Unrealized Liabilities discovered and shall give the Insurer such information and cooperation as it may reasonably require.

C. Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

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D.   The Company or the Directors or Officers, following the furnishing of notice as provided herein, shall as soon as practicable furnish the Insurer with copies of reports, investigations, pleadings, and all other papers in connection therewith.

SECTION IX. GENERAL CONDITIONS

A.   **Representations.** It is represented that the particulars and statements contained in the Application are true and correct to the best of the Insured's knowledge and are the basis of this policy and are to be considered as incorporated in and constituting part of this policy.

B.   **Cancellation and Nonrenewal.** This policy may be cancelled by the Company at any time by written notice or by the surrender of this policy.

This policy may also be cancelled by or on behalf of the Insurer by delivering to the Company or by mailing to the Company by certified mail or other first class mail at the Company's address as shown in this policy, written notice stating when, not less than sixty (60) days thereafter, the cancellation shall be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

If this policy shall be cancelled by the Company, the Insurer shall retain the customary short rate portion of the premium. If this policy shall be cancelled by or on behalf of the Insurer, the Insurer shall retain the pro rata portion of the premium. Payment or tender of any unearned premium by the Insurer shall not be a condition precedent to the effectiveness of cancellation, but such payment shall be made as soon as practicable.

If the Insurer elects not to renew this policy, the Insurer shall provide the Company for itself and as agent for the Directors and Officers with no less than sixty (60) days advance notice thereof; provided, that the Company, at least (60) days prior to the expiration date of this policy, has provided the Insurer with all information it has requested. If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period or limitation permitted by such law.

C.   **Action Against Insurer.** No action shall be taken against the Insurer unless, as a condition precedent thereto, there shall have been full compliance with all the material terms of this policy nor until the amount of the Insured's obligation to pay shall have been fully determined either by judgment against the Insureds after actual trial or by written agreement of the Insureds, the claimant and the Insurer.

No one shall have any right under this policy to join the Insurer as a party to any action against the Directors or Officers or Company to determine the liability of the Directors or Officers or Company, nor shall the Insurer be impleaded by the Directors or Officers or their legal representative or by the Company. Bankruptcy or insolvency of a Director or Officer, or of a Director's or Officer's estate, shall not relieve the Insurer of any of its obligations hereunder.

D.   **Termination.** This policy shall be deemed terminated immediately upon the happening of any of the following events:

(1)   the acquisition of the Company by another entity or the merger of the Company into another entity (other than another Company), such that the Company is not the surviving entity, or the consolidation of the Company with another entity (other than another Company), or the acquisition of substantially all of the assets of the Company by another entity (other than another Company), or

(2) the appointment of a receiver, conservator, trustee, liquidator, or rehabilitator or any similar official for or with respect to the Company;

unless (i) the Company provides written notice (aa) of the event(s) described in Section IX.D(1) to the Insurer not less than thirty (30) days prior to the effective date of such event, or (bb) of the appointment described in Section IX.D(2) promptly following the Company becoming aware that such appointment is likely to occur, and (ii) the Company provides the Insurer with such information in connection therewith as the Insurer may deem necessary, and (iii) the Company accepts any special terms, conditions, exclusions or additional premium charge required by the Insurer.

E. **Unitary Contract.** This policy shall be deemed to be a single unitary contract and not a severable contract of insurance or a series of individual contracts of insurance with each of the Directors and Officers and with the Company.

F. **Acquisitions, Mergers, and Material Changes**:

(1) In the event that after the inception of this policy the Company (a) acquires any other entity or acquires substantially all the assets of another entity, or (b) merges with another entity such that the Company is the surviving entity, or (c) creates or acquires a Subsidiary or a separate investment portfolio, or (d) materially changes its business as described in the Application, then and in each case no coverage shall be afforded under this policy for any Loss or in connection with any Claim arising out of or in any way involving the entity or assets acquired, or the entity merged with, or the assets, liabilities, directors or officers or employees of the entity acquired or merged with, or such Subsidiary or separate investment portfolio, or such changed business activities, unless and until:

  (i) the Company provides written notice of such transaction or event or change to the Insurer not less than thirty (30) days prior to the effective date of such transaction or event or change, and

  (ii) the Company provides the Insurer with such information in connection therewith as the Insurer may deem necessary, and

  (iii) the Company accepts any special terms, conditions, exclusions or additional premium charge required by the Insurer, and

  (iv) the Insurer at its sole discretion specifically agrees in writing to provide such coverage.

(2) If the Insurer does agree to provide such coverage described in subsection F(1), it will not include any Wrongful Act committed, or allegedly committed, with respect to any entity, assets, Subsidiary, separate investment portfolio or changed business activities referred to in subsection F(1), prior to the effective date of such acquisition, merger, creation, or change, or any Wrongful Act interrelated with a Wrongful Act committed prior to the effective date of such acquisition, merger, creation, or change.

(3) Subsections F(1) and F(2) shall not apply with respect to any entity (including a Subsidiary) or assets (including a separate investment portfolio) thereof acquired by the Company, or with respect to any entity merged into the Company, if such entity, immediately before such acquisition or merger, was a Named Insured Company under this policy. Subsection F(1) shall not apply to the acquisition of any Investment Company by a Fund Company or the merger of any Investment Company into a Fund Company, if the net assets of such Investment Company at the time of the transaction do not exceed five percent of the Company's net assets.

(4)   For purposes of this subsection F, an entity shall mean any corporation, business trust, partnership, or other form of organization, including without limitation a Company and any member of the Insurer.

G.   **Subrogation.** In the event of any payment under this policy, the Insurer shall be subrogated to the extent of such payment to all the Insured's rights of recovery therefor, and the Insured shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents as may be necessary to enable the Insurer effectively to bring suit in the name of the Insured.

H.   **Coverage.** Subject to the terms and conditions hereof, this policy only insures the Directors and Officers and the Company, including insuring the Company as provided in Section II for certain Negligent Acts, Errors or Omissions committed by persons for whose Negligent Acts, Errors or Omissions the Company is legally responsible (including employees acting within the scope of their employment). Notwithstanding that for convenience and other provisions hereunder persons other than the Company and Directors and Officers are included in the definition of "Insured," this policy does not insure such persons and such persons shall have no rights or claims against the Insurer hereunder.

I.   **Compliance with Applicable Trade and Economic Sanctions.** This policy shall not be deemed to provide any coverage, and the Insurer shall not be required to pay any Loss or Costs of Correction or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such Loss or Costs of Correction or provision of such benefit would cause the Insurer to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

SECTION X. NOTICE

By acceptance of this policy, the Directors and Officers and the Company agree that the Company shall act on behalf of all Directors and Officers with respect to the giving and receiving of notice of Claim or cancellation or otherwise, the payment of premiums and the receiving of any return premiums that may be due under this policy, the receipt and acceptance of any endorsements issued to form a part of this policy, and the exercising or declining of any right to a discovery period.

IN WITNESS WHEREOF, the Insurer has caused this policy to be signed by its authorized representative, but this policy shall not be valid unless countersigned on the Declarations page by a duly authorized representative of the Insurer.

Representative   Authorized

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 1

INSURED	POLICY NUMBER
Siren ETF Trust	**201096122D**

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
June 26, 2022	**June 26, 2022 to June 26, 2023**	

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following:

    SRN Advisors, LLC

    Siren ETF Trust, a series fund consisting of:
- o   Siren DIVCON Leaders Dividend ETF
- o   Siren DIVCON Dividend Defender ETF
- o   Siren Nasdaq NexGen Economy ETF

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 2

INSURED	POLICY NUMBER
Siren ETF Trust	**201096122D**

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
June 26, 2022	**June 26, 2022 to June 26, 2023**	

In consideration of the premium charged for this policy, it is hereby understood and agreed that Section V.Q of this policy is amended to read as follows:

"Q. Arising out of or in any way involving any actual or alleged Wrongful Act committed by (1) a Non-Fund Company, or (2) a Director or Officer of a Non-Fund Company, or (3) a person for whose Negligent Acts, Errors, or Omissions a Non-Fund Company is legally responsible, <u>unless</u> such Wrongful Act was committed with respect to the provision of services by a Non-Fund Company to a Fund Company, or to shareholders of such Fund Company in connection with the issuance, transfer, or redemption of their Fund Company shares, and in each case only to the extent such Loss is otherwise covered by this policy."

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 3

INSURED	POLICY NUMBER
Siren ETF Trust	**201096122D**

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
June 26, 2022	**June 26, 2022 to June 26, 2023**	

Most property and casualty insurers, including TCT Mutual Tnsurance Company, a Risk Retention Group ("TCT Mutual"), are subject to the requirements of the Terrorism Risk Tnsurance Act of 2002, as amended (the "Act"). The Act establishes a federal insurance backstop under which TCT Mutual and these other insurers may be partially reimbursed by the United States Government for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on TCT Mutual and these other insurers.

Pursuant to the Act, any future losses to TCT Mutual caused by certified **"acts of terrorism"** may be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government would generally reimburse TCT Mutual for the Federal Share of Compensation of TCT Mutual's **"insured losses"** in excess of TCT Mutual's **"insurer deductible"** until total **"insured losses"** of all participating insurers reach $100 billion (the "Cap on Annual Liability"). Tf total **"insured losses"** of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this policy may be reduced as a result.

This policy has no express exclusion for **"acts of terrorism."** However, coverage under this policy remains subject to all applicable terms, conditions and limitations of the policy (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the policy for **"acts of terrorism"** is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, "Federal Share of Compensation" shall mean 80% beginning on January 1, 2020.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 4

INSURED	POLICY NUMBER
Siren ETF Trust	**201096122D**

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
June 26, 2022	**June 26, 2022 to June 26, 2023**	

In consideration for the premium charged for this policy, it is hereby understood and agreed that notwithstanding anything to the contrary in Section V.A or elsewhere in this policy (including any other endorsement thereto), the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or for any Costs of Correction in connection with any Unrealized Liability involving, any Insured, where such Claim or Unrealized Liability arises out of or in any way involves any actual or alleged payment, direct or indirect, of any compensation in connection with the sale, marketing or promotion of securities issued by any Investment Company (including, without limitation, any Claim or Unrealized Liability arising out of or in any way involving any actual or alleged misstatement, misleading statement or omission to disclose, in any registration statement or otherwise, with respect to the foregoing) ("Designated Claim" or "Designated Unrealized Liability," respectively); provided, however, that in the case of a Designated Claim only, this exclusion shall not apply to (i) Costs of Defense with respect to such Claim, or (ii) Unreimbursed Loss of an Independent Director with respect to such Claim.

It is further understood and agreed that for the purposes of this endorsement:

(1) "Reimbursed Loss" means Loss which any Fund Company, investment adviser to a Fund Company, or affiliate of such Fund Company or adviser (i) actually pays to or on behalf of an Independent Director, as indemnification or otherwise; or (ii) is legally permitted to pay to or on behalf of an Independent Director, as indemnification or otherwise, but does not pay, unless such failure to pay is due to the financial incapability of such entity following its bankruptcy or receivership, or if such entity is a Fund Company, its liquidation;

(2) "Unreimbursed Loss" means Loss that is not Reimbursed Loss.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC0060.0-02 (06/21)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 5

INSURED	POLICY NUMBER
Siren ETF Trust	**201096122D**

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
June 26, 2022	**June 26, 2022 to June 26, 2023**	

In consideration of the premium charged for this policy, and notwithstanding anything to the contrary in Section IX.E ("Unitary Contract") or elsewhere in this policy or the Application, it is hereby understood and agreed that:

(1) this policy shall be deemed a severable contract of insurance as regards Independent Directors <u>only</u>;

(2) Section I.A and Section I.B of this policy shall in no event be rescindable as regards Independent Directors; and

(3) the Insurer shall not invoke actual or alleged omissions or misrepresentations in the Application as a legal or equitable defense to coverage for Independent Directors in any Claim made against them, or otherwise seek to avoid coverage for Independent Directors on such a basis in such a Claim.

Nothing herein contained shall be held to affect the Insurer's rights or defenses as to any other Insureds.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 6

INSURED		POLICY NUMBER
Siren ETF Trust		**201096122D**

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
June 26, 2022	**June 26, 2022 to June 26, 2023**	

SDDI ENDORSEMENT

In consideration of the premium charged for this policy, it is hereby understood and agreed that notwithstanding anything to the contrary in this policy, the Insurer shall pay fifty percent (50%) of Derivative Demand Investigation Expenses resulting from a Shareholder Derivative Demand first made during the Policy Period (or if applicable, during the discovery period set forth in Section IV of this policy), subject to the following terms, conditions and limitations:

1.   ***No Deductible:*** The coverage provided hereunder for Derivative Demand Investigation Expenses shall *not* be subject to any Deductible set forth in Item 4 of the Declarations.

2.   ***Maximum Aggregate Limit Payable by the Insurer:*** The maximum aggregate limit of liability of the Insurer for any and all Derivative Demand Investigation Expenses for any and all Shareholder Derivative Demands first made during the Policy Period (or during the discovery period set forth in Section IV of this policy, if applicable) shall be $1 million, regardless of the time of payment by the Insurer. This $1 million aggregate limit of liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations. The Insureds shall bear all remaining Derivative Demand Investigation Expenses, and in no event shall the Insurer be liable under this policy to pay more than $1 million in Derivative Demand Investigation Expenses.

3.   ***Insurance Reimbursement to be made to a Designated Representative:*** The Insurer shall make payment for Derivative Demand Investigation Expenses to an entity or person duly authorized on behalf of the Insured(s) to receive reimbursement of such expenses. The Insured(s) shall, as a condition precedent to their rights of recovery under this endorsement, give to the Insurer such information and documentation as the Insurer may reasonably require to demonstrate the existence of the Shareholder Derivative Demand(s) and the particulars of the resulting Derivative Demand Investigation Expenses. It shall be the responsibility and duty of the Insured(s) and not the Insurer (a) to investigate and evaluate any Shareholder Derivative Demands, and (b) to allocate reimbursements of Derivative Demand Investigation Expenses between and among Insureds.

4. ***Notice to Insurer; Interrelated Shareholder Derivative Demands, Claims and Unrealized Liabilities:***

(a)   Notwithstanding that a Shareholder Derivative Demand is not a "Claim" or an "Unrealized Liability," Sections IV.A, VI.B and VIII.B of this policy shall be deemed to apply to Shareholder Derivative Demands as those sections apply to "Claims" and "Unrealized Liabilities."

(b)   Accordingly, by way of illustration and without limiting Section VI.B: (i) multiple Shareholder Derivative Demands shall be considered a "single Shareholder Derivative Demand" under the circumstances specified in Section VI.B; (ii) each such "single Shareholder Derivative Demand" shall be deemed to fall within the Policy Period designated in Section VI.B; and (iii) a "single Claim" or "single Unrealized Liability" may include one or more Shareholder Derivative Demands, and a "single Shareholder Derivative Demand" may include one or more Claims or Unrealized Liabilities.

(c)   Notwithstanding the foregoing, in the case of a Shareholder Derivative Demand that is part of a "single Claim" or "single Unrealized Liability," or in the case of a Claim or Unrealized Liability that is part of a "single Shareholder Derivative Demand," nothing in Section VI.B shall be deemed (i) to require the application of a Deductible to Derivative Demand Investigation Expenses, (ii) to excuse the application of a Deductible to Loss (including Costs of Defense) or Costs of Correction, (iii) to increase the maximum aggregate limit payable by the Insurer for Derivative Demand Investigation Expenses as set forth in Item 2 above, or (iv) to excuse the need for differentiation and an appropriate allocation to be made as between fees and expenses that constitute Derivative Demand Investigation Expenses, on the one hand, and fees and expenses that constitute Costs of Defense, on the other.

5.   ***Definitions:*** As used in this endorsement:

(a)   "Shareholder Derivative Demand" means a written communication that: (i) is made by one or more shareholders of an Insured RIC who are not themselves Directors or Officers of such Insured RIC, (ii) demands that the board of Directors of such Insured RIC initiate a civil proceeding on behalf of, or in the name or the right of, the Insured RIC in a court which is legally authorized to render an enforceable judgment or order for money damages or other relief, and (iii) demands that such civil proceeding be brought against Directors or Officers of the Insured RIC, or against an Affiliated Provider, for a Wrongful Act.

(b)   "Derivative Demand Investigation Expenses" mean reasonable legal and expert fees and expenses incurred by an Insured RIC, or by its board of Directors or any committee thereof, or by any other Insured, in connection with the investigation or evaluation, by or on behalf of the Insured RIC, of any Shareholder Derivative Demand; *provided, however*, Derivative Demand Investigation Expenses shall not include salaries, wages, overhead, or benefit expenses associated with Directors, Officers or employees of the Insured RIC or of any other Insured.

(c)   "Affiliated Provider" means (1) the "investment adviser" (as defined in the Investment Company Act of 1940) to such Insured RIC (but excluding any sub-adviser), and (2) any other entity that provides investment advisory, administrative, underwriting or transfer agent services to such Insured RIC, but only if such entity, directly or indirectly, controls, is controlled by, or is under common control with, such investment adviser.

(d)   "Insured RIC" means a Company that is an investment company registered under the Investment Company Act of 1940.

* * *

It is further understood and agreed that the title and headings in this endorsement are included solely for convenience, and shall not themselves be deemed to be terms or conditions of coverage, or descriptions or interpretations thereof.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 7

INSURED	POLICY NUMBER
Siren ETF Trust	**201096122D**

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
June 26, 2022	**June 26, 2022 to June 26, 2023**	

WHISTLEBLOWER ENDORSEMENT

In consideration of the premium charged for this policy, it is hereby understood and agreed that:

1. Section V.H of this policy shall be amended to add: "or (4) any Whistleblower SEC Claim."

2. Section V.E(1) of this policy shall be amended to read as follows: "(1) assault, battery, loss of consortium, wrongful termination, or Whistleblower Retaliation; or"

3. The amount of Loss, if any, incurred by an Insured in a Whistleblower SEC Claim shall be calculated without reference to any associated SEC Bounty, such that the amount of any such SEC Bounty shall neither increase nor decrease the Loss, if any, resulting from a Whistleblower SEC Claim for which coverage may otherwise be available under this policy.

4. As used in this endorsement:

   i. "Whistleblower SEC Claim" shall mean any Claim that is an investigation by the U.S. Securities and Exchange Commission based (in whole or in part) upon information from a "whistleblower," or a related "covered judicial or administrative action" or "related action," as those terms are defined in Section 21F of the Securities Exchange Act of 1934 (established by Section 922 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) (the "Dodd-Frank Act").

   ii. "Whistleblower Retaliation" shall mean any retaliatory action taken against any person by reason of his or her actual or suspected status as a "whistleblower" (as defined in the Dodd-Frank Act or otherwise) (including, but not limited to, any retaliatory action prohibited by Section 1514A(a) of title 18, United States Code (established by Section 806 of the Sarbanes-Oxley Act) or by Section 21F of the Securities Exchange Act of 1934).

iii. "SEC Bounty" shall mean any amount paid to one or more "whistleblowers" pursuant to the Section 21F of the Securities Exchange Act of 1934.

It is further understood and agreed that the title in this endorsement is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

Nothing herein contained shall be held to vary, alter, waiver or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 8

INSURED		POLICY NUMBER
Siren ETF Trust		**201096122D**

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
June 26, 2022	**June 26, 2022 to June 26, 2023**	

ENHANCEMENTS FOR INDEPENDENT DIRECTORS

In consideration of the premium charged for this policy, it is hereby understood and agreed as follows:

A. Facilitating Insurance Payments and Fund Indemnification for Defense Costs of Independent Directors

1. ***Facilitating Defense Cost Advancements by /C/ Mutual:*** Upon request to the Insurer by or on behalf of the Independent Directors of a Fund Company, the Insurer shall advance, pursuant to Section VII.C of this policy, ID Costs of Defense, and provisos (1) and (2) of Section VII.C shall not apply to such a request.

2. ***Facilitating Defense Cost Advancements by Fund Companies:*** If a Fund Company lawfully advances ID Costs of Defense to its Independent Directors, individually or collectively, in a Claim, and an ultimate determination is thereafter made that one or more of the Independent Directors were not entitled to indemnification for some or all of the ID Costs of Defense so advanced ("ID Costs of Defense Declared Non-Indemnifiable"), then:

    a. If the Insurer has previously reimbursed the Fund Company for any such ID Costs of Defense Declared Non-Indemnifiable, the Insurer shall not seek to recover them directly from the Fund Company;

    b. The Insurer shall make such additional payment, if any, to the Fund Company as may be necessary to ensure that the Fund Company has not itself incurred any financial loss by reason of the Fund Company having advanced such ID Costs of Defense Declared Non-Indemnifiable; and

    c. The Insurer shall make such adjustments as may be necessary to ensure that any ID Costs of Defense Declared Non-Indemnifiable that were advanced by the Fund Company are not applied against any Entity Deductible that may apply to the Fund Company in connection with the Claim.

3. ***Provisos:*** Notwithstanding anything to the contrary in Parts A.1 or A.2 of this endorsement:

   a. The Insurer shall have no obligation to advance or otherwise pay any ID Costs of Defense, and the provisions of Part A.2 of this endorsement shall not apply, in any Claim for which coverage of ID Costs of Defense is not available under this policy (as, for example, in a Claim charging discrimination based upon race (see Section V.E of this policy) ("Discrimination Claim")); and

   b. Nothing herein shall modify the definition of Costs of Defense at Section III.F of this policy, nor excuse a Fund Company from fully satisfying any Entity Deductible that may apply to the Fund Company in connection with any Claim.

B. <u>Protecting Independent Directors Against Out-of-Pocket Loss Where Their Fund is Unwilling or Unable to Indemnify Them</u>

   1. ***Fund Unwillingness or Inability to Indemnify:*** If a Fund Company, notwithstanding its financial capability to indemnify its Independent Directors, is unwilling or unable to indemnify them, individually or collectively, for Loss (including, without limitation, for Costs of Defense) incurred by them in any Claim made against them, then, upon request to the Insurer by the Independent Directors, such Loss shall be subject to a Zero Deductible and shall be treated as a Loss under Section I.A of this policy; *provided, however*, that in such case, the Deductible Recovery Provisions shall apply.

   2. ***Liquidation or Discontinuance of a Series***: Part B.1 of this endorsement (including its proviso) shall extend to Claims made against the Independent Directors of a Fund Company for Wrongful Act(s) by them with respect to one or more specified "series" of such Fund Company ("affected series"), where such Fund Company is unwilling or unable to indemnify its Independent Directors for Loss incurred by them in such Claims by reason of the affected series having been liquidated or otherwise discontinued.

   3. ***Proviso:*** Nothing in this Part B shall be deemed to extend coverage to Loss (including, without limitation, Costs of Defense) that is not otherwise covered under this policy (as, for example, Loss resulting from any Discrimination Claim).

C. <u>Other Coverage Enhancements for Independent Directors</u>

   1. ***Non-Party Witness Coverage:*** Notwithstanding anything to the contrary in this policy (including in the definitions of "Claim," "Loss," and "Costs of Defense" in Sections III.C, III.Q, and III.F, respectively), coverage under this policy shall extend to reasonable and necessary legal fees and expenses incurred by any Independent Director as a non-party witness in any Designated Matter; *provided, however,* that:

   a. Such Independent Director is called or requested to serve as a non-party witness in such Designated Matter by reason of his or her position as an Independent Director of a Fund Company;

   b. Any such fees and expenses shall be subject to the Entity Deductible, if the Fund Company indemnifies or is legally permitted to indemnify the Independent Director; and

c. Any such fees and expenses shall be subject to a Zero Deductible, if the Fund Company (i) is not legally permitted to indemnify the Independent Director, or (ii) fails to pay indemnification due to the financial incapability of such Fund Company following its bankruptcy or receivership or liquidation.

2. ***Coverage in "Insured versus Insured" Claims:*** Notwithstanding anything to the contrary in the "Insured versus Insured" exclusion at Section V.H of this policy, coverage under this policy shall extend to Specified Loss incurred by any Independent Directors or Fund Company in an Internal Claim.

3. ***Coverage in Tortious Interference Claims:*** Notwithstanding anything to the contrary in the exclusion set forth at Section V.M(1) of this policy, coverage under this policy shall extend to ID Costs of Defense and Unreimbursed ID Loss incurred by any Independent Directors of a Fund Company in a Tortious Interference Claim.

4. ***Proviso:*** Nothing in this Part C shall be deemed to extend coverage to Loss (whether in the form of Specified Loss, Unreimbursed ID Loss, ID Costs of Defense, or otherwise) that is not otherwise covered under this policy (as, for example, Loss resulting from any Discrimination Claim).

D. Additional Matters

1. ***Definitions:*** For purposes of this endorsement:

    a. "Deductible Recovery Provisions" mean the following:

        i.   If (aa) in the opinion of an independent counsel selected jointly by the Independent Directors and the Insurer, the Fund Company is legally permitted to provide indemnification for Loss in a Claim under the circumstances described in Part B of this endorsement, and (bb) the Entity Deductible has not otherwise been satisfied in full in such Claim by Insureds other than the Independent Directors, *then*:

            (1) the Independent Directors shall, at the request of the Insurer, take all appropriate steps (including, without limitation, prosecution of litigation) to recover from the Fund Company an amount at least equal to the Entity Deductible, less any portion of such Entity Deductible that may have been satisfied by Insureds other than the Independent Directors ("Remaining Entity Deductible"), and

            (2) the Independent Directors shall not settle any such claim for recovery against the Fund Company without the Insurer's consent, which consent shall not be unreasonably withheld;

        ii. The Insurer shall pay the Independent Directors for their reasonable legal and associated expenses in pursuing any such claim for recovery; and

        iii. In the event that any such claim results in a recovery, the Independent Directors shall reimburse the Insurer for the amount of the Remaining Entity Deductible and for legal and associated expenses paid by the Insurer, or such lesser amount as is recovered;

b. "Designated Matter" means (i) any Formal or Informal Regulatory Investigation, or (ii) any lawsuit, arbitration or other proceeding before any governmental body or Self-Regulatory Organization or arbitrator(s) or court, including any appeal from such proceeding; *and including*, without limitation, any such Formal or Informal Regulatory Investigation or lawsuit or arbitration or other proceeding brought against the Fund Company for which the Independent Director is a Director, or against any other Director or Officer of such Fund Company, or against any investment adviser or principal underwriter of such Fund Company, or against any affiliate of such adviser or principal underwriter;

c. "Entity Deductible" means the Deductible amount set forth in Item 4 of the Declarations for "Each Claim under Company Reimbursement Insuring Agreement, Section I.B," or the Deductible amount set forth in Item 4 of the Declarations for "Each Claim under Errors and Omissions Insuring Agreement, Section II.A," as the context requires;

d. "ID Costs of Defense" means Costs of Defense incurred by Independent Directors of a Fund Company, individually or collectively, in Claims made against them;

e. "Internal Claim" means a non-collusive Claim made by any Insured against any Independent Director of a Fund Company, or against such Fund Company, but only if it is a codefendant in such Claim with the Independent Director;

f. "Reimbursed ID Loss" means Loss which any Fund Company, investment adviser to a Fund Company, or affiliate of such Fund Company or adviser (i) actually pays to or on behalf of an Independent Director, as indemnification or otherwise; or (ii) is legally permitted to pay to or on behalf of an Independent Director, as indemnification or otherwise, but does not pay, unless such failure to pay is due to the financial incapability of such entity following its bankruptcy or receivership or liquidation;

g. "Specified Loss" means (i) Costs of Defense (including ID Costs of Defense), and (ii) settlements and judgments, if an independent counsel selected jointly by the Insurer and the Independent Director, provides an opinion that (aa) in the case of a settlement, the settlement is fair and reasonable in light of the claim asserted, or (bb) in the case of a judgment, the Internal Claim was reasonably defended;

h. "Tortious Interference Claim" means any Claim made against Independent Directors, individually or collectively, of a Fund Company, alleging interference by them with any existing or prospective agreement or business relationship (i) between the Fund Company and any existing or prospective service provider thereto, or (ii) which otherwise involves the Fund Company;

i. "Unreimbursed ID Loss" means Loss incurred by Independent Directors, individually or collectively, that is neither (i) ID Costs of Defense, nor (ii) Reimbursed ID Loss; and

J. "Zero Deductible" means a Deductible amount equal to the greater of (i) zero dollars, or (ii) the dollar amount set forth in Item 4 of the Declarations for "Each Claim all Directors and Officers under Insuring Agreement, Section I.A."

2. ***Additional Understandings and Agreements:*** It is further understood and agreed that:

   a. The title and headings in this endorsement are included solely for convenience, and shall not themselves be deemed to be terms or conditions of coverage, or descriptions or interpretations thereof;

   b. Notwithstanding anything to the contrary (in any definition of "Fund" or "Fund Company" or otherwise) elsewhere in this policy, including in any other endorsement thereto, the term "Fund Company," as used in Parts A, B, and C.3 of this endorsement, shall in no event include any Company that is not an investment company registered under the Investment Company Act of 1940;

   c. Any and all amounts that may be paid by the Insurer pursuant to this endorsement shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations;

   d. All such amounts paid by the Insurer (less any recoveries received) shall reduce the Limit of Liability stated in Item 3 of the Declarations; and

   e. Nothing in this endorsement shall be deemed to increase the Limit of Liability stated in Item 3 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy (including, without limitation, Section IX.G), other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 9

INSURED		POLICY NUMBER
Siren ETF Trust		**201096122D**
EFFECTIVE DATE	**POLICY PERIOD**	**AUTHORIZED REPRESENTATIVE**
June 26, 2022	**June 26, 2022 to June 26, 2023**	

SHAREHOLDER DATA BREACH EVENT ENDORSEMENT
(STANDARD VERSION)

In consideration of the premium charged for this policy, it is hereby understood and agreed as follows:

A. <u>Coverage for Shareholder Data Breach Event Claims</u>

Coverage afforded by this policy shall extend to Shareholder Data Breach Event Claims, subject to all of the terms, conditions and limitations of this policy (except as provided in this endorsement), and to the following terms, conditions and limitations:

1. ***Shareholder Data Breach Event Claims Against Independent Directors:*** Coverage under Sections I.A and I.B of this policy shall extend to Costs of Defense and other Loss incurred by Independent Directors in any Shareholder Data Breach Event Claim (whether a Traditional Claim or a Non-Traditional Claim).

2. ***Shareholder Data Breach Event Claims Against Funds (or Inside Directors or Officers Thereof):*** Coverage under Sections I.A, I.B and II.A of this policy shall extend to:

   a. Costs of Defense and other Loss incurred by any Fund Company, and any Inside Directors or Officers thereof, in any Shareholder Data Breach Event Claim that is a Traditional Claim; and

   b. Costs of Defense and other Loss incurred by any Fund Company, and any Inside Directors or Officers thereof, in any Shareholder Data Breach Event Claim that is a Non-Traditional Claim, subject to the sublimit of liability for settlements set forth in Part A.6 of this endorsement.

3. ***Shareholder Data Breach Event Claims Against Non-Fund Companies (or Directors or Officers Thereof):*** Coverage under Sections I.A, I.B and II.A of this policy shall extend to Costs of Defense and other Loss incurred by any Non-Fund Company, and any Directors or Officers thereof, in any Shareholder Data Breach Event Claim, but only if such Shareholder Data Breach Event Claim is a Traditional Claim.

4. ***Non-Applicability of Certain Policy Terms, Conditions and Limitations to Shareholder Data Breach Event Claims:*** As regards any Shareholder Data Breach Event Claim to which coverage is extended under this Part A:

   a. the Claim is deemed not to arise out of or in any way involve actual or alleged "invasion of privacy" for purposes of the application of Section V.E(2) of this policy;

   b. the Claim is deemed not to arise out of or in any way involve actual or alleged "emotional distress", "mental anguish" or "loss of or damage to any tangible property" for purposes of the application of Section V.E(4) of this policy; and

   c. for purposes of the application of Section V.Q of this policy, the "services" and/or "Investment Advisory Services" provided by a Non-Fund Company is deemed to include information security services designed to prevent unauthorized access to or unauthorized dissemination of Confidential Shareholder Information.

5. ***Coverage for Shareholder Data Breach Event-Related Internal Corporate Investigation Expenses and Shareholder Data Breach Event-Related Shareholder Derivative Demand Investigation Expenses:*** If this policy includes an "SDDI Endorsement" and/or a "Claim-Related Internal Corporate Investigations Endorsement," nothing herein shall preclude such endorsement(s) from applying, in accordance with their terms, conditions, and limitations, to "Shareholder Derivative Demand Expenses" and/or "Claim-Related Internal Corporate Investigation Expenses" (as defined in those endorsements) that may be associated with any Shareholder Data Breach Event Claim to which coverage is extended under this Part A.

6. ***Maximum Aggregate Limit Payable by the Insurer for Loss Incurred in Settlements of Non-Traditional Claims:*** The maximum aggregate limit of liability of the Insurer for any and all settlements paid or payable by any and all Fund Companies, and any and all Inside Directors or Officers thereof, in any and all Non-Traditional Claims first made during the Policy Period (or during the discovery period set forth in Section IV of this policy, if applicable) shall be One Million Dollars ($1,000,000), regardless of the time of payment by the Insurer. This $1 million aggregate limit of liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations. In no event shall the Insurer be liable under this policy to pay more than $1 million for any and all such settlements.

B. Other Matters

Notwithstanding anything to the contrary in this endorsement or elsewhere in this policy:

1. ***Non-Availability of Coverage for First Party Costs:*** Except as may be available under Part A.5 of this endorsement, no coverage shall be available under this policy, either directly or indirectly, for any First Party Costs, regardless of (a) whether such First Party Costs are characterized as damages or otherwise, or (b) whether such First Party Costs are required to be paid as part of a settlement or because of a judgment in a Shareholder Data Breach Event Claim; *provided, however,* that this exclusion shall not apply to any Loss incurred by Independent Directors in a Shareholder Data Breach Event Claim for which coverage is provided to them under this endorsement.

2. ***Non-Availability of Coverage for Shareholder Data Breach Event-Related Unrealized Liabilities:*** No coverage shall be available under Section II.B of this policy for any Unrealized Liability on which a Shareholder Data Breach Event Claim could be based.

3. ***Non-Availability of Coverage for Shareholder Data Breach Event Claims Outside of this Endorsement:*** Except as provided in Part A of this endorsement, and subject to the terms and limitations herein, no coverage shall be available under this policy for any Loss (including, without limitation, any Costs of Defense) incurred by any Insured in connection with any Shareholder Data Breach Event Claim.

4. ***Scope of Coverage Available for Statutory Damages and Governmental Payments:*** The Insurer shall not assert that:

   a. any Statutory Damage Amount paid by any Insured is not covered under this endorsement by reason of not constituting "Loss" within the meaning of this policy, or

   b. any Governmental Payment Amount paid by any Insured is not covered under this endorsement by reason of not constituting "Loss" within the meaning of this policy,

   unless there exists Controlling Precedent on such issue, in which case the Insurer may so assert; *provided, however,* that nothing in this Part B.4 shall prevent the Insurer from asserting that any Statutory Damage Amount or Governmental Payment Amount is not covered under this endorsement for any other reason (including, without limitation, by reason of any other terms, conditions or limitations of this endorsement or this policy).

5. ***Definitions:*** As used in this endorsement:

   a. "Confidential Shareholder Information" means information regarding a Shareholder that is not otherwise lawfully available to the public, which may include, without limitation, a Shareholder's name, account number, Social Security or tax identification number, or similar information.

   b. "Controlling Precedent" shall mean a decision:

      (i) to which the Insurer and the Insured were not parties,

      (ii) that was issued (a) by the highest court of the state under whose law this policy shall be construed, or (b) in the absence of such a decision, by the U.S. Court of Appeals for the circuit in which such state is located interpreting that state's law, or by the U.S. Supreme Court, and

      (iii) that has not been overruled, reversed, vacated, or withdrawn.

   c. "First Party Costs" mean any costs, expenses or other losses that any Company or other Insured may incur in connection with an actual or threatened Shareholder Data Breach Event:

(i) to effect compliance with any statutory, regulatory, contractual or other legal requirements or obligations (e.g., providing notifications to affected Shareholders pursuant to privacy or data breach notification statutes),

(ii) to provide voluntary notifications to affected Shareholders,

(iii) to provide credit monitoring, identity theft protection, or similar services to affected Shareholders,

(iv) to comply with or implement injunctive relief,

(v) to purchase, replace, recreate, restore or repair any of a Company's own property (tangible or intangible),

(vi) to pay for public relations, crisis management, advertising, media, or similar services,

(vii) to pay for services performed to investigate or evaluate (a) the origin, scope, or nature of a Shareholder Data Breach Event or (b) actions required or advisable in response to a Shareholder Data Breach Event (e.g., hiring a computer forensics firm, or attorneys or other experts),

(viii) to develop, establish or implement any technology for data security or data privacy or any associated practices, protocols or policies, or to monitor compliance with any such practices, protocols or policies,

(ix) in the form of "business interruption" costs, expenses or losses (e.g., temporary relocation expenses, "extra expenses" to permit continuing operations, ongoing payroll or other operating expenses),

(x) in the form of lost business or lost revenues,

(xi) in the form of "cyber extortion" payments,

or any other costs, expenses or other losses similar to those described in subparts (i) through (xi) above.

d. "Governmental Payment Amount" shall mean the portion of any final judgment or settlement of a Non-Traditional Claim that represents or is allocable to Governmental Payments.

e. "Governmental Payments" shall mean any amounts that are payable by an Insured in connection with a reasonable settlement of or judgment in a Non-Traditional Claim brought by a federal, state, local, or foreign governmental actor; *provided, however,* that Governmental Payments shall in no event include any First Party Costs or any amounts expressly identified as penalties, fines, taxes, punitive, exemplary, or multiplied damages, disgorgement or restitution, regardless of whether such First Party Costs or such amounts are required to be paid as part of a settlement or because of a judgment.

f. "Inside Director" means any Director of any Fund Company who is not an Independent Director of such Fund Company.

g. "Non-Traditional Claim" means any Shareholder Data Breach Event Claim that is not a Traditional Claim.

h. "Shareholder" means any shareholder (including any prospective or former shareholder) of any Fund Company.

i. "Shareholder Data Breach Event" means an incident resulting in the actual or alleged unauthorized disclosure, acquisition or dissemination of Confidential Shareholder Information.

j. "Shareholder Data Breach Event Claim" means a Claim that (i) is first made during the Policy Period (or during the discovery period set forth in Section IV of this policy, if applicable), (ii) is made against a Company or any Director or Officer thereof, and (iii) arises out of or in any way involves a Shareholder Data Breach Event.

k. "Statutory Damages" shall mean any amounts that are recoverable pursuant to the terms of a statute by a claimant in a Non-Traditional Claim; *provided, however,* that Statutory Damages shall in no event include any First Party Costs or any amounts that are expressly identified as penalties, fines, taxes, punitive, exemplary, or multiplied damages, disgorgement or restitution, regardless of whether such First Party Costs or such amounts are required to be paid as part of a settlement or because of a judgment.

l. "Statutory Damage Amount" shall mean the portion of any final judgment or settlement of a Non-Traditional Claim that represents or is allocable to Statutory Damages.

m. "Traditional Claim" means any Shareholder Data Breach Event Claim (i) for violation of any federal securities or state securities statute or any rules or regulations promulgated thereunder, or (ii) brought derivatively by a Shareholder of a Fund Company in the name of and for the benefit of such Fund Company.

6. *Other Insurance:* Solely with respect to any Loss (including, without limitation, Costs of Defense) that may be covered under both this endorsement and any other policy providing data privacy, cyber liability, network liability, cybersecurity or similar coverage ("Other Policy"), coverage under this endorsement shall be specifically excess of, and shall not contribute with, any such Other Policy.

7. *Title and Headings:* The title and headings in this endorsement are included solely for convenience, and shall not themselves be deemed to be terms or conditions of coverage, or descriptions or interpretations thereof.

* * *

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy (including, without limitation, Section V.S) other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 10

INSURED		POLICY NUMBER
Siren ETF Trust		**201096122D**
EFFECTIVE DATE	**POLICY PERIOD**	**AUTHORIZED REPRESENTATIVE**
June 26, 2022	**June 26, 2022 to June 26, 2023**	

NETWORK SECURITY EVENT ENDORSEMENT

In consideration of the premium charged for this policy, it is hereby understood and agreed as follows:

A. Coverage for Network Security Event Claims

Coverage afforded by this policy shall extend to Network Security Event Claims and to Network Security Event Unrealized Liabilities, subject to all of the terms, conditions and limitations of this policy (except as provided in this endorsement), and to the following terms, conditions and limitations:

1. ***Network Security Event Claims Against Independent Directors:*** Coverage under Sections I.A and I.B of this policy shall extend to Costs of Defense and other Loss incurred by Independent Directors in any Network Security Event Claim (whether a Traditional Claim or a Non-Traditional Claim).

2. ***Network Security Event Claims Against Funds (or Inside Directors or Officers Thereof):*** Coverage under Sections I.A, I.B and II.A of this policy shall extend to:

   a. Costs of Defense and other Loss incurred by any Fund Company, and any Inside Directors or Officers thereof, in any Network Security Event Claim that is a Traditional Claim; and

   b. Costs of Defense and other Loss incurred by any Fund Company, and any Inside Directors or Officers thereof, in any Network Security Event Claim that is a Non-Traditional Claim, subject to the sublimit of liability for settlements set forth in Part A.7 of this endorsement.

3. ***Network Security Event Claims Against Non-Fund Companies (or Directors or Officers Thereof):*** Coverage under Sections I.A, I.B and II.A of this policy shall extend to Costs of Defense and other Loss incurred by any Non-Fund Company, and any Directors or Officers thereof, in any Network Security Event Claim, but only if such Network Security Event Claim is a Traditional Claim.

4. *Network Security Event Unrealized Liabilities:* Coverage under Section II.B of this policy shall extend to Costs of Correction incurred to correct a Network Security Event Unrealized Liability, but only if the associated "Claim" (i.e., the "Claim" referenced in the definition of "Unrealized Liability" at Section III.BB of this policy) would have been a Traditional Claim.

5. *Non-Applicability of Certain Policy Terms, Conditions and Limitations to Network Security Event Claims:* As regards any Network Security Event Claim to which coverage is extended under this Part A:

   a. the Claim is deemed not to arise out of or in any way involve actual or alleged "invasion of privacy" for purposes of the application of Section V.E(2) of this policy;

   b. the Claim is deemed not to arise out of or in any way involve actual or alleged "emotional distress," "mental anguish," or "loss of or damage to any tangible property" for purposes of the application of Section V.E(4) of this policy; and

   c. for purposes of the application of Section V.Q of this policy, the "services" and/or "Investment Advisory Services" provided by a Non-Fund Company are deemed to include information security services designed to preserve the confidentiality, integrity and/or availability of an Internal Computer System or an Outside Service Provider Computer System.

6. *Coverage for Network Security Event-Related Internal Corporate Investigation Expenses and Network Security Event-Related Shareholder Derivative Demand Investigation Expenses:* If this policy includes an "SDDI Endorsement" and/or a "Claim-Related Internal Corporate Investigations Endorsement," nothing herein shall preclude such endorsement(s) from applying, in accordance with their terms, conditions, and limitations, to "Shareholder Derivative Demand Expenses" and/or "Claim-Related Internal Corporate Investigation Expenses" (as defined in those endorsements) that may be associated with any Network Security Event Claim to which coverage is extended under this Part A.

7. *Maximum Aggregate Limit Payable by the Insurer for Loss Incurred in Settlements of Non-Traditional Claims:* The maximum aggregate limit of liability of the Insurer for any and all settlements paid or payable by any and all Fund Companies, and any and all Inside Directors or Officers thereof, in any and all Non-Traditional Claims first made during the Policy Period (or during the discovery period set forth in Section IV of this policy, if applicable), shall be One Million Dollars ($1,000,000), regardless of the time of payment by the Insurer. This One Million Dollar ($1,000,000) aggregate limit of liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations. In no event shall the Insurer be liable under this policy to pay more than One Million Dollars ($1,000,000) for any and all such Loss in any and all such settlements.

B. **Other Matters**

Notwithstanding anything to the contrary in this endorsement or elsewhere in this policy:

1. ***Non-Availability of Coverage for First Party Costs:*** Except as may be available under Part A.6 of this endorsement, no coverage shall be available under this policy, either directly or indirectly, for any First Party Costs, regardless of (a) whether such First Party Costs are characterized as damages or otherwise, or (b) whether such First Party Costs are required to be paid as part of a settlement or because of a judgment in a Network Security Event Claim; *provided, however,* that this exclusion shall not apply to any Loss incurred by Independent Directors in a Network Security Event Claim for which coverage is provided to them under this endorsement.

2. ***Non-Availability of Coverage for Network Security Event Claims Outside of this Endorsement:*** Except as provided in Part A of this endorsement, and subject to the terms and limitations herein, no coverage shall be available under this policy for any Loss (including, without limitation, any Costs of Defense) incurred by any Insured in connection with any Network Security Event Claim, or for any Costs of Correction incurred by any Company in connection with any Network Security Event Unrealized Liability.

3. ***Process for Seeking to Resolve Potential Disputes Over Costs of Correction Coverage for Network Security Event Unrealized Liabilities:***

   a. In the event that:

      i. recovery is sought by a Company under Section II.B of this policy for Costs of Correction incurred by the Company to correct a claimed Network Security Event Unrealized Liability; and

      ii. the Company and the Insurer cannot otherwise agree as to (i) whether the claimed Network Security Event Unrealized Liability constitutes an Unrealized Liability for which coverage is provided under this endorsement and otherwise under this policy, and/or (ii) what portion, if any, of the dollar amount for which the Company seeks recovery constitutes Costs of Correction for which coverage is provided under this endorsement and otherwise under this policy;

      then, the Company and the Insurer (each, a "Party"), agree that prior to either Party initiating any judicial proceeding, the Parties shall participate in good faith in the non-binding mediation process (the "Mediation") set forth in subpart (b) of this Part B.3.

   b. The Parties shall mutually agree on the selection of a third-party attorney experienced in investment company and investment management matters to serve as a mediator (the "Mediator"). The Mediation shall take place at one or more mutually agreeable times and locations and the Parties shall share the costs and fees of the Mediator equally. The Parties agree that the Mediation shall be confidential and all statements made during the course of, or in connection with, the Mediation are privileged settlement discussions, and are made without prejudice to any Party's legal or factual positions, and are inadmissible for any purpose in any legal proceeding between the Parties. During the course of the Mediation, either Party may request that the Mediator provide a formal or informal evaluation or analysis of the matters in dispute (and/or of the relative strengths or weaknesses of the Parties' positions with respect to such matters), but any such evaluation or analysis will not be binding upon the Parties or admissible for any purpose in any legal proceeding between the Parties. In the event that the Parties are unable to resolve their disputes as a result of the Mediation, nothing herein shall preclude either Party from commencing a judicial proceeding to resolve any remaining disputes, provided, however, that neither Party may commence such a proceeding earlier than ninety (90) days after the Mediation is deemed by the Mediator to be concluded or terminated.

4. ***Treatment of Claims or Unrealized Liabilities Involving Both a Network Security Event and a Shareholder Data Breach Event:***

   a. In the event that a Claim arises out of or in any way involves both a Network Security Event and a "Shareholder Data Breach Event" (as defined in the "Shareholder Data Breach Event Endorsement" to this policy), then:

      i. The terms, conditions and limitations of this endorsement shall govern the availability of any coverage under this policy for such portion of any Loss allocable to the Network Security Event that underlies such Claim;

      ii. The terms, conditions and limitations of the "Shareholder Data Breach Event Endorsement" to this policy shall govern the availability of any coverage under this policy for such portion of any Loss allocable to the Shareholder Data Breach Event that underlies such Claim; and

      iii. If there is a settlement of the Claim that would otherwise implicate both Part A.7 of this endorsement and the analogous provision of the "Shareholder Data Breach Event Endorsement" of this policy, the available sublimits under the two provisions shall not be aggregated, such that the maximum aggregate liability of the Insurer for such settlement shall in no event exceed One Million Dollars ($1,000,000).

   b. In the event that an Unrealized Liability arises out of or in any involves both a Network Security Event and a "Shareholder Data Breach Event" (as defined in the "Shareholder Data Breach Event Endorsement" to this policy), then:

      i. The terms, conditions and limitations of this endorsement shall govern the availability of any coverage under this policy for such portion of any Costs of Correction allocable to the Network Security Event that underlies such Unrealized Liability; and

      ii. As specified in the "Shareholder Data Breach Event Endorsement" to this policy, no coverage shall be available for such portion of any Costs of Correction allocable to the Shareholder Data Breach Event that underlies such Unrealized Liability.

5. ***Scope of Coverage Available for Statutory Damages and Governmental Payments:*** The Insurer shall not assert that:

   a. any Statutory Damage Amount paid by any Insured is not covered under this endorsement by reason of not constituting "Loss" within the meaning of this policy, or

   b. any Governmental Payment Amount paid by any Insured is not covered under this endorsement by reason of not constituting "Loss" within the meaning of this policy,

   unless there exists Controlling Precedent on such issue, in which case the Insurer may so assert; *provided, however,* that nothing in this Part B.5 shall prevent the Insurer from asserting that any Statutory Damage Amount or Governmental Payment Amount is not covered under this endorsement for any other reason (including, without limitation, by reason of any other terms, conditions or limitations of this endorsement or this policy).

6. ***Definitions:*** As used in this endorsement:

   a. "Computer System" means (i) computers with related peripheral components, including storage components, (ii) systems and applications software, (iii) terminal devices, (iv) related communications networks or customer communication systems, and (v) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

   b. "Controlling Precedent" means a decision:

      i. to which the Insurer and the Insured were not parties,

      ii. that was issued (a) by the highest court of the state under whose law this policy shall be construed, or (b) in the absence of such a decision, by the U.S. Court of Appeals for the circuit in which such state is located interpreting that state's law, or by the U.S. Supreme Court, and

      iii. that has not been overruled, reversed, vacated, or withdrawn.

   c. "First Party Costs" means any costs, expenses or other losses that any Company or other Insured may incur in connection with an actual or threatened Network Security Event:

      i. to effect compliance with any statutory, regulatory, contractual or other legal requirements or obligations,

      ii. to provide voluntary notifications to affected Shareholders,

      iii. to provide credit monitoring, identity theft protection, or similar services to affected Shareholders,

      iv. to comply with or implement injunctive relief,

v.   to purchase, replace, recreate, restore or repair any of a Company's own property (tangible or intangible),

vi.   to pay for public relations, crisis management, advertising, media, or similar services,

vii.   to pay for services performed to investigate or evaluate (a) the origin, scope, or nature of a Network Security Event or (b) actions required or advisable in response to a Network Security Event (e.g., hiring a computer forensics firm, or attorneys or other experts),

viii.   to develop, establish or implement any technology for data security or data privacy or any associated practices, protocols or policies, or to monitor compliance with any such practices, protocols or policies,

ix.   in the form of "business interruption" costs, expenses or losses (e.g., temporary relocation expenses, "extra expenses" to permit continuing operations, ongoing payroll or other operating expenses),

x.   in the form of lost business or lost revenues,

xi.   in the form of "cyber extortion" payments,

or any other costs, expenses or other losses similar to those described in subparts (i) through (xi) above.

d.   "Governmental Payment Amount" means the portion of any final judgment or settlement of a Non-Traditional Claim that represents or is allocable to Governmental Payments.

e.   "Governmental Payments" means any amounts that are payable by an Insured in connection with a reasonable settlement of or judgment in a Non-Traditional Claim brought by a federal, state, local, or foreign governmental actor; *provided, however,* that Governmental Payments shall in no event include any First Party Costs or any amounts expressly identified as penalties, fines, taxes, punitive, exemplary, or multiplied damages, disgorgement or restitution, regardless of whether such First Party Costs or such amounts are required to be paid as part of a settlement or because of a judgment.

f.   "Inside Director" means any Director of any Fund Company who is not an Independent Director of such Fund Company.

g.   "Internal Computer System" means any Computer System as to which a Company (including any Non-Fund Company) has possession, custody and control.

h.   "Network Security Event" means an incident that (i) affects the confidentiality, integrity and/or availability of an Internal Computer System or an Outside Service Provider Computer System, and (ii) results in disruption to, or interference with, the ability (a) of a Fund Company to conduct its business operations or (b) of a Non-Fund

Company to provide those services listed in Section V.Q of this policy (or in any endorsement amending such Section V.Q); *and always excluding* any "Shareholder Data Breach Event" (as that term is defined in any "Shareholder Data Breach Event Endorsement" to this policy).

i. "Network Security Event Claim" means a Claim that (i) is first made during the Policy Period (or during the discovery period set forth in Section TV of this policy, if applicable), (ii) is made against a Company or any Director or Officer thereof, and (iii) arises out of or in any way involves a Network Security Event.

j. "Network Security Event Unrealized Liability" means an Unrealized Liability that (i) is first discovered during the Policy Period (or during the discovery period set forth in Section TV of this policy, if applicable), and (ii) arises out of or in any way involves a Network Security Event.

k. "Non-Traditional Claim" means any Network Security Event Claim that is not a Traditional Claim, including, without limitation, any Network Security Event Claim that is brought by or on behalf of any individual or entity (other than a governmental body or Self-Regulatory Organization) that is not a recipient of services listed in Section V.Q of this policy (or in any endorsement amending such Section V.Q).

l. "Outside Service Provider" means any entity (other than a Non-Fund Company) or individual (other than a Director or Officer of a Company), that is a provider (i) of services to a Fund Company, or of services to Shareholders of such a Fund Company in connection with the issuance, transfer, or redemption of their Fund shares, or (ii) of services or products to a Non-Fund Company that permit or facilitate such Non-Fund Company's provision of services listed in Section V.Q of this policy (or in any endorsement amending such Section V.Q).

m. "Outside Service Provider Computer System" means any Computer System as to which an Outside Service Provider has possession, custody and control.

n. "Shareholder" means any shareholder (including any prospective or former shareholder) of any Fund Company.

o. "Statutory Damages" means any amounts that are recoverable pursuant to the terms of a statute by a claimant in a Non-Traditional Claim; *provided, however,* that Statutory Damages shall in no event include any First Party Costs or any amounts that are expressly identified as penalties, fines, taxes, punitive, exemplary, or multiplied damages, disgorgement or restitution, regardless of whether such First Party Costs or such amounts are required to be paid as part of a settlement or because of a judgment.

p. "Statutory Damage Amount" means the portion of any final judgment or settlement of a Non-Traditional Claim that represents or is allocable to Statutory Damages.

q. "Traditional Claim" means any Network Security Event Claim (i) for violation of any federal securities or state securities statute or any rules or regulations promulgated thereunder, or (ii) brought derivatively by a Shareholder of a Fund Company in the name of and for the benefit of such Fund Company, or (iii) brought by or on behalf of any individual or entity that is a recipient of services listed in Section V.Q of this policy (or in any endorsement amending such Section V.Q).

7. ***Other Insurance:*** Solely with respect to any Loss (including, without limitation, Costs of Defense) or Costs of Correction that may be covered under both this endorsement and any other policy providing data privacy, cyber liability, network liability, cybersecurity or similar coverage ("Other Policy"), coverage under this endorsement shall be specifically excess of, and shall not contribute with, any such Other Policy.

8. ***Title and Headings:*** The title and headings in this endorsement are included solely for convenience, and shall not themselves be deemed to be terms or conditions of coverage, or descriptions or interpretations thereof.

* * *

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy (including, without limitation, Section V.S) other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 11

INSURED		POLICY NUMBER
Siren ETF Trust		**201096122D**

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
June 26, 2022	**June 26, 2022 to June 26, 2023**	

NEWLY CREATED INVESTMENT COMPANIES

In consideration of the premium charged for this policy, it is hereby understood and agreed that, notwithstanding anything to the contrary in Section IX.F. of this policy, Item 1 of the Declarations shall include any Newly Created Investment Company, provided that the Insurer receives, at least annually, a report that lists (1) all Newly Created Investment Companies created over the preceding twelve months, and (2) the estimated net assets of each Newly Created Investment Company as of the date of the report.

For purposes of this endorsement, "Newly Created Investment Company" shall mean any Investment Company or series thereof (notwithstanding that such Investment Company's or series' registration under the Investment Company Act of 1940 may not yet be effective), which Investment Company or series (1) was not yet created as of the inception of the Policy Period, and (2) has (or upon registration will have) Directors who are identical to the Directors of another Fund Company (other than another Newly Created Investment Company).

It is further understood and agreed that the title in this endorsement is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this policy.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 12

INSURED	POLICY NUMBER
Siren ETF Trust	**201096122D**

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
June 26, 2022	**June 26, 2022 to June 26, 2023**	

BILATERAL DISCOVERY PERIOD

In consideration of the premium charged for this policy, it is hereby understood and agreed that Section IV.A of this policy is hereby amended to read as follows:

A.   If (1) the Insurer shall cancel or refuse to renew this policy for any reason other than non-payment of premium or non-compliance with the terms and conditions of this policy, or (2) if the Company shall cancel or elect not to renew this policy, then the Company shall have the right upon payment of one hundred and twenty-five percent (125%) of the annual premium to an extension of the coverage granted by this policy with respect to any Claim first made against the Company or the Directors or Officers during the period of twelve calendar months after the date of such cancellation or refusal to renew or election not to renew, but only with respect to any Wrongful Act committed before the date of such cancellation or refusal or election. A written request for this extension together with payment of the appropriate premium must be made within ten days after the effective date of cancellation or non-renewal of this policy.

It is further understood and agreed that the title in this endorsement is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

EC0038.1-01 (06/21)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 13

INSURED	POLICY NUMBER
Siren ETF Trust	**201096122D**

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
June 26, 2022	**June 26, 2022 to June 26, 2023**	

CLAIM-RELATED INTERNAL CORPORATE INVESTIGATIONS ENDORSEMENT

In consideration of the premium charged for this policy, it is hereby understood and agreed as follows:

A. Coverage for Claim-Related Internal Corporate Investigation Expenses

The "Costs of Defense" (as defined in Section III.F) of a Covered Claim shall be deemed to include fifty percent (50%) of Claim-Related Internal Corporate Investigation Expenses, subject to the following terms, conditions and limitations:

1. ***Treatment as Costs of Defense:*** Claim-Related Internal Corporate Investigation Expenses that are deemed to be included as Costs of Defense of a Covered Claim pursuant to this endorsement shall be subject to the same terms, conditions and exclusions under this policy as are other Costs of Defense (including, without limitation, those set forth in Sections III.F, VI.D, VI.E, and VII.A), *provided, however,* that the Insurer shall have no obligation to advance Claim-Related Internal Corporate Investigation Expenses pursuant to Section VII.C, except insofar as the Insurer, in its sole discretion, authorizes such advancement in an individual case.

2. ***Maximum Aggregate Limit Payable by the Insurer***: The maximum aggregate limit of liability of the Insurer for the Policy Period for any and all Claim-Related Internal Corporate Investigation Expenses for any and all Claim-Related Internal Corporate Investigations associated with any and all Covered Claims shall be One Million Dollars ($1,000,000), regardless of the time of payment by the Insurer. This $1 million aggregate limit of liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations. The Insured(s) shall bear all remaining Claim-Related Internal Corporate Investigation Expenses, and in no event shall the Insurer be liable under this policy to pay more than $1 million in Claim-Related Internal Corporate Investigation Expenses.

3. ***Claim-Related Internal Corporate Investigation Expenses of Fund Independent Directors:*** Notwithstanding anything to the contrary in the first paragraph of this Section A, in Section A.2 above, or in Section B.2 below, "Costs of Defense" (as defined in Section

III.F) of a Covered Claim shall be deemed to include one hundred percent (100%) of any Claim-Related Internal Corporate Investigation Expenses that may be incurred personally by an Independent Director of a Fund Company, in his or her capacity as such, as a witness in, or as a subject of, a Claim-Related Internal Corporate Investigation; provided, however, that (1) nothing in this Section 3 shall increase the Limit of Liability stated in Item 3 of the Declarations, and (2) notwithstanding anything to the contrary (in any definition of "Fund" or "Fund Company" or otherwise) elsewhere in this policy, including any other endorsement thereto, the term "Fund Company," as used in this Section 3, shall in no event include any Company that is not an investment company registered under the Investment Company Act of 1940.

4. ***Insurance Reimbursement to be made to a Designated Representative:*** The Insurer shall make payment for Claim-Related Internal Corporate Investigation Expenses to an entity or person duly authorized on behalf of the Insured(s) to receive reimbursement of such expenses. It shall be the responsibility and duty of the Insured(s) and not the Insurer (a) to conduct any Claim-Related Internal Corporate Investigations, and (b) to allocate reimbursements of Claim-Related Internal Corporate Investigation Expenses between and among Insureds.

5. ***Notice and Information:***

   (a) If a Claim-Related Internal Corporate Investigation is initiated prior to the date a Covered Claim is first made and if the Insured(s) provides notice to the Insurer of such investigation in accordance with Section VIII.A of this policy, then such Covered Claim shall for the purpose of this policy be treated as a Claim made during the Policy Period in which such notice was given.

   (b) If a Claim-Related Internal Corporate Investigation (i) is initiated prior to the date a Covered Claim is first made but the Insured(s) does *not* provide notice to the Insurer of such investigation in accordance with Section VIII.A of this policy before such date, or (ii) is initiated within six months *following* the date a Covered Claim is first made, then the Insured(s) shall, as a condition precedent to their rights to recovery under this endorsement, give to the Insurer notice in writing, as soon as practicable, of such investigation.

   (c) The Insured(s) shall, as a condition precedent to their rights of recovery under this endorsement, give to the Insurer such information and documentation as the Insurer may reasonably require to demonstrate the existence of the Claim-Related Internal Corporate Investigation and the particulars of the resulting Claim-Related Internal Corporate Investigation Expenses.

B. Additional Matters

Notwithstanding anything to the contrary in this endorsement or elsewhere in this policy:

1. ***Relationship of Claim-Related Internal Corporate Investigation Expenses to Derivative Demand Investigation Expenses:*** If this policy includes an "SDDI Endorsement," then (a) Claim-Related Internal Corporate Investigation Expenses shall not include, and no coverage shall be available under this endorsement for, any legal fees or associated expert

fees or other expenses incurred in connection with any investigation by or on behalf of any Insured (whether in the form of a Claim-Related Internal Corporate Investigation or otherwise) of any Wrongful Act(s) that is (or becomes) the subject of a "Shareholder Derivative Demand," as defined in the "SDDI Endorsement," and (b) insofar as such fees or expenses qualify as "Derivative Demand Investigation Expenses" as defined in the "SDDI Endorsement," the "SDDI Endorsement" shall govern the availability of coverage for such fees or expenses.

2. ***Sublimit for Costs of Defense for Anti-Bribery Claims:*** The maximum aggregate limit of liability of the Insurer for the Policy Period for any and all Costs of Defense (including, without limitation, any and all Claim-Related Internal Corporate Investigation Expenses that are deemed to be Costs of Defense pursuant to this endorsement) in any and all Anti-Bribery Claims shall be One Million Dollars ($1,000,000) ("Sublimit"), which Sublimit shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations.

3. ***Treatment of Claim-Related Internal Corporate Investigation Expenses Incurred After the Date of a Covered Claim:*** If (a) legal or expert fees or expenses are incurred after the date a Covered Claim is first made, and (b) the Insurer and the Insured(s) disagree as to whether all or some portion of such fees or expenses constitute "Costs of Defense" of the Covered Claim (within the meaning of Section III.F of this policy) on the one hand, or "Claim-Related Internal Corporate Investigation Expenses" (within the meaning of this endorsement) on the other ("Contested Post-Claim Expenses"), then the Insurer and the Insured(s) shall seek to reach agreement on a fair and equitable allocation of such Contested Post-Claim Expenses as between the two categories. If the Insurer and Insured(s) cannot agree on an allocation of Contested Post-Claim Expenses as between the two categories, then the Insurer shall utilize such allocation as the Insurer believes to be fair and proper until the Covered Claim is finally resolved.

4. ***Definitions:*** As used in this endorsement:

    (a) "Anti-Bribery Claim" means any Claim that (1) arises out of or in any way involves any actual, alleged or possible violation of the Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, or any analogous law or regulation of any country or jurisdiction, and (2) is otherwise covered and not excluded under this policy.

    (b) "Claim-Related Internal Corporate Investigation" means any investigatory process, conducted by or on behalf of the Company, that:

        (1) is authorized by the Company's Directors or a subcommittee thereof;

        (2) is initiated (i) prior to the date a Covered Claim is first made, or (ii) within six months after a Covered Claim is first made and before such Covered Claim is finally resolved;

        (3) is conducted by external counsel and/or other external experts retained by or on behalf of the Company; and

(4)   is conducted for the purpose of gathering independent evidence regarding, or otherwise investigating the factual basis for, the Wrongful Act(s) at issue in such Covered Claim;

and always excluding (i) any investigation initiated prior to June 26, 2020; and (ii) if this policy includes an "SDDI Endorsement," any investigation of any "Shareholder Derivative Demand" (as defined in the "SDDI Endorsement").

(c)   "Claim-Related Internal Corporate Investigation Expenses" shall mean reasonable and necessary legal or expert fees and expenses incurred by the Company or by any other Insured in a Claim-Related Internal Corporate Investigation; provided, however, that Claim-Related Internal Corporate Investigation Expenses shall not include salaries, wages, overhead, or benefit expenses associated with Directors, Officers or employees of any Company.

(d)   "Covered Claim" means a Claim that (1) is first made during the Policy Period (or during the discovery period set forth in Section IV of this policy, if applicable), (2) is made against a Company or any Director or Officer thereof, and (3) is otherwise covered and not excluded under this policy.

5. ***Title and Headings:*** The title and headings in this endorsement are included solely for convenience, and shall not themselves be deemed to be terms or conditions of coverage, or descriptions or interpretations thereof.

* * *

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 14

INSURED	POLICY NUMBER
Siren ETF Trust	**201096122D**

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
June 26, 2022	**June 26, 2022 to June 26, 2023**	

Notwithstanding Section V.J. of this policy and in consideration of the premium charged for this policy, it is hereby understood and agreed that the Tnsurer shall not be liable to make any payment for any Loss in connection with any Claim made against, or any Costs of Correction in connection with any Unrealized Liability involving,

- o Siren DTVCON Leaders Dividend ETF
- o Siren DTVCON Dividend Defender ETF
- o Siren Nasdaq NexGen Economy ETF, each a series of:

Siren ETF Trust

or any Director or Officer thereof, where such Claim or Unrealized Liability arises out of or in any way involves any Wrongful Act committed prior to November 23, 2020.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

ENDORSEMENT NO. 15

INSURED	POLICY NUMBER
Siren ETF Trust	**201096122D**

EFFECTIVE DATE	POLICY PERIOD	AUTHORIZED REPRESENTATIVE
June 26, 2022	**June 26, 2022 to June 26, 2023**	

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following:

COMPANY	SEPARATION DATE
o Siren Large Cap Blend Index ETF, a series of: Siren ETF Trust	March 11, 2022

It is further understood and agreed that the Insurer shall not be liable to make any payment for any Loss in connection with any Claim made against any such Company or any Directors or Officers thereof, or any Costs of Correction in connection with any Unrealized Liability involving any such Company, except for Loss resulting from any Claim for, or Costs of Correction resulting from any Unrealized Liability arising from, a Wrongful Act committed on or before the SEPARATION DATE indicated, but only to the extent otherwise covered by this policy.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

Siren ETF Trust

Approval of Fidelity Bond Policy

VOTED: That the form and amount of the Siren ETF Trust's (the "Trust") proposed fidelity bond, as presented and discussed at this Meeting, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board of Trustees of the Trust, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust's assets, and the nature of the securities held by the series of the Trust (the "Funds");

VOTED: That the Secretary of the Trust be, and is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act, or for causing such filings to be made or notices to be given;

VOTED: That the allocation of payment of premiums for the Trust's fidelity bond by each Fund of the Trust on the basis of each such Fund's relative net assets be, and it hereby is, approved, it being understood that SRN Advisors, LLC, the investment adviser to the Trust, will be responsible for payment of such proposed premium allocable to each Fund pursuant to its unitary investment advisory fee arrangement with the Trust; and

VOTED: That the officers of the Trust be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Trust and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.

Premiums have been paid for the bond period from June 26, 2022 to June 26, 2023.